Filed Pursuant to Rule 424(b)(2) and 424(b)(8)
Registration No. 333-161712

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Fixed to Contingent Coupon Notes Linked to the S&P 500® Index due October 31, 2013	$ 7,728,000	$ 885.63
Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due November 22, 2016	$ 10,571,000	$ 1,211.44
Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due March 16, 2017	$ 14,851,000	$ 1,701.93
Fixed to Floating Rate Notes Linked to 3 Month USD LIBOR due April 30, 2017	$ 3,390,000	$ 388.50
Debt securities	$181,609,947	$20,812.50
Total	$218,149,947	$25,000.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

(2)	Pursuant to Rules 457(o) and 457(r) under the Securities Act of 1933, the registration fee was calculated based on the maximum aggregate offering price.

EXPLANATORY NOTE

This prospectus supplement is being filed pursuant to Rules 424(b)(2) and 424(b)(8) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the payment of registration fees with respect to offerings of debt securities of SunTrust Banks, Inc. (the “Company”), including, without limitation, the Company’s Global Medium-Term Notes, Series A. This prospectus supplement supplements the prospectus originally filed by the Company on September 3, 2009 as part of the registration statement to which this prospectus supplement relates, as well as the Company’s pricing supplements dated October 26, 2011, November 17, 2011, March 13, 2012 and April 25, 2012.